SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-9


                Solicitation/Recommendation Statement Pursuant to
                       Section 14(d)(4) of the Securities
                              Exchange Act of 1934

                                 GIANT FOOD INC.
                            (Name of Subject Company)

                      Mark H. Berey, Michael W. Broomfield,
                         Winston doCarmo, Mark Iskander,
                        Pete L. Manos, Raymond A. Mason,
                       Roger D. Olson, Peter F. O'Malley,
                        David W. Rutstein, Barry F. Scher
                             and Constance M. Unseld
                      (Name of Person(s) Filing Statement)

               Class A Common Stock (Non-Voting), $1.00 par value
                         (Title of Class of Securities)

                                    374478105
                      (Cusip Number of Class of Securities)

                             David W. Rutstein, Esq.
                                6300 Sheriff Road
                            Landover, Maryland 20785
                                 (301) 341-4100
                  (Name, address and telephone number of person
                 authorized to receive notice and communications
                  on behalf of the person(s) filing statement)

                                    Copy to:

                             Wayne K. Johnson, Esq.
               Jorden Burt Boros Cicchetti Berenson & Johnson LLP
                                 Suite 400 East
                       1025 Thomas Jefferson Street, N.W.
                             Washington, D.C. 20007
                                 (202) 965-8100

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         This Amendment No. 2 amends and supplements Item 9 of the
Solicitation/Recommendation Statement on Schedule 14D-9 filed on May 19, 1998, and as heretofore amended (the "Schedule 14D-9"), on behalf of Pete L. Manos, Constance M. Unseld, Peter F. O'Malley, Raymond A. Mason, Michael W. Broomfield, David W. Rutstein, Mark H. Berey, Roger D. Olson, Winston doCarmo, Barry F. Scher and Mark Iskander (the "Director/Management Committee") relating to the tender offer by Koninklijke Ahold N.V., a public company with limited liability incorporated under the laws of The Netherlands (the "Purchaser"), to purchase for cash all of the outstanding shares of Class A Common Stock (Non-Voting), par value $1.00 per share (the "Shares"), of Giant Food Inc., a Delaware corporation (the "Company"), at a price of $43.50 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated May 19, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal and Notice of Guaranteed Delivery (which, as may be amended and supplemented from time to time, collectively constitute the "Offer"). The Offer is being made pursuant to a Stock Purchase Agreement, dated as of May 19, 1998, between the Purchaser and The 1224 Corporation ("1224") (the "Stock Purchase Agreement"). All capitalized terms not defined herein are used as defined in the Schedule 14D-9.


ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

         The information contained in Item 9 of the Schedule 14D-9 is hereby amended by adding the following Exhibits, copies of which are filed herewith:

Exhibit 4   --    Copy of the Stock Purchase Agreement dated as of May 27,
                  1998 among J Sainsbury plc, JS Mass. Securities Corp., and
                  Koninklijke Ahold N.V.
Exhibit 5   --    Confidentiality Agreement, as of February 2, 1998, between
                  Koninklijke Ahold N.V. and The 1224 Corporation
Exhibit 6   --    Exclusivity Agreement, dated April 27, 1998, between
                  Koninklijke Ahold N.V. and The 1224 Corporation


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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       /s/ David W. Rutstein
                                       David W.  Rutstein


                                       Pete L. Manos
                                       Constance M. Unseld
                                       Peter F. O'Malley
                                       Raymond A. Mason
                                       Michael W. Broomfield
                                       Mark H. Berey
                                       Roger D. Olson
                                       Winston doCarmo
                                       Barry F. Scher
                                       Mark Iskander



                                       By:/s/ David W. Rutstein
                                       David W. Rutstein
                                       Attorney-in-Fact
Dated: June 11, 1998


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